Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             POWER TECHNOLOGY, INC.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                 (CUSIP Number)

                                   Mark Angelo
                           Highgate House Funds, Ltd.
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy To:

                                   Mark Angelo
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300

                                February 13, 2006
                                -----------------

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

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                                                                          Page 2

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Highgate House Funds, Ltd
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         7,472,316
WITH                    --------------------------------------------------------
                        8     SHARED VOTING POWER


                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              7,472,316
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,472,316
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.39%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

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                                                                          Page 3

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Yorkville Advisors, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         7,472,316 (as Investment Advisor/Investment
WITH                          Manager of Highgate House Funds, Ltd)
                        --------------------------------------------------------
                        8     SHARED VOTING POWER

                              -0-
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              7,472,316 (as Investment Advisor/Investment
                              Manager of Highgate House Funds, Ltd)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,472,316 (as Investment Advisor/Investment Manager of Highgate House Funds, Ltd)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.39%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

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                                                                          Page 4

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Mark Angelo
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         7,472,316 (as Portfolio Manager of Highgate House
WITH                          Funds, Ltd and President of Yorkville Advisors,
                              LLC)
                        --------------------------------------------------------
                        8     SHARED VOTING POWER

                              -0-
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              7,472,316 (as Portfolio Manager of Highgate House
                              Funds, Ltd and President of Yorkville Advisors,
                              LLC)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,472,316 (as Portfolio Manager of Highgate House Funds, Ltd and President of Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.39%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

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Item 1. Security and Issuer.

      This statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of Power Technology, Inc. a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 109 North Post Oak Lane, Suite 422, Houston, TX 77024.

Item 2. Identity and Background.

      (a)-(c), (f). This statement is being filed by Highgate House Funds, Ltd ("Highgate"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo") (Highgate, Yorkville and Angelo collectively, the "Reporting Persons").

Highgate, a Cayman Island exempt company, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the General Partner of Highgate. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the Portfolio Manager of Highgate House Funds, Ltd and President of Yorkville. Angelo is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) Reporting Persons are all citizens or incorporated in the United
States.

Item 3. Source and Amount of Funds or Other Consideration.

      The Shares were purchased from Cornell Capital Partners, LP, for $1.00 and good and equitable consideration on December 15, 2005, which Cornell acquired as compensation pursuant to the Standby Equity Distribution Agreement dated August 7, 2004, which was subsequently terminated and re-executed on May 10, 2005

Item 4. Purpose of Transaction.

      Highgate acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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                                                                          Page 6

Item 5. Interest in Securities of the Issuer.

      (a)-(b) As of December 15, 2005, Highgate was the record and beneficial owner 7,472,316 Shares representing 5.39% of the issued and outstanding Shares. Yorkville, as the General Partner of Highgate and Angelo as the Portfolio Manager of Highgate House Funds, Ltd and President of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Shares.

      Highgate has the sole power to vote and to dispose of all of its Shares. Yorkville, as the Investment Advisor/Investment Manager of Highgate, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Highgate. Angelo, as the Portfolio Manager of Highgate House Funds, Ltd and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Highgate.

      (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares.

      2/7/06 sell 50,000 shares @$0.0862
      2/8/06 sell 50,000 shares @$0.0860
      2/9/06 sell 50,000 shares @$0.0858
      2/10/06 sell 50,000 shares @$0.0856
      2/13/06 sell 50,000 shares @$0.0847
      2/14/06 sell 50,000 shares @$0.0840


      (d) Not applicable.

      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Highgate is the successor in interest of the identified shares from the agreement entered between Cornell and the Issuer to the following agreements, each originally dated August 27, 2004, and subsequently terminated and re-executed on May 10, 2005, relating to the Shares: Standby Equity Distribution Agreement and Registration Rights Agreement..

      Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1         Joint Filing Agreement.


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                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2006                   REPORTING PERSONS:
                                            -----------------

                                            HIGHGATE HOUSE FUNDS, LTD


                                            By: /s/ Mark Angelo
                                                -------------------------------
                                            Name: Mark Angelo
                                            Its:  Present


                                            YORKVILLE ADVISORS, LLC


                                            By: /s/ Mark Angelo
                                                -------------------------------
                                            Name: Mark Angelo
                                            Its:  Present


                                            /s/ Mark Angelo
                                            --------------------------
                                            MARK ANGELO




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                                                                          Page 8



                             JOINT FILING AGREEMENT
                             ----------------------


      In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Power Technology, Inc. a Nevada corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 17, 2006.


                                            REPORTING PERSONS:
                                            ------------------


                                            HIGHGATE HOUSE FUNDS, LTD


                                            By: /s/ Mark Angelo
                                               --------------------------------
                                            Name: Mark Angelo
                                            Its:  Portfolio Manager


                                            YORKVILLE ADVISORS, LLC


                                            By: /s/ Mark Angelo
                                               --------------------------------
                                            Name: Mark Angelo
                                            Its:  General Partner